SENESTECH, INC.

November 7, 2016

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission (the “Commission”)

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn.:	Ms. Anne Nguyen Parker Assistant Director

Office of Transportation and Leisure

Re: SenesTech, Inc. (the “Company”)

Registration Statement on Form S-1, as amended

File No. 333-213736

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m., Eastern time on November 9, 2016, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, SENESTECH, INC. By:/s/ Loretta P. Mayer Ph.D. Name: Loretta P. Mayer Ph.D. Title: Chief Executive Officer